Exhibit 99.1

100 University Avenue, 9th floor
Date: May 11, 2011	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MINERA ANDES INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	06/06/2011
Record Date for Voting (if applicable) :	06/06/2011
Beneficial Ownership Determination Date :	06/06/2011
Meeting Date :	11/07/2011
Meeting Location (if available) :	Toronto, On

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	602910101	CA6029101012

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MINERA ANDES INC